

CORPORATE BYLAWS OF

Northstar Technologies Group,

INCORPORATED IN THE STATE OF FLORIDA

ARTICLE I – CORPORATE AUTHORITY

Section 1. *Incorporation:* Northstar Technologies Group, Inc., (the "Corporation") is a duly organized corporation authorized to do business in the State of Florida by the filing of Articles of Incorporation on May 26, 2020.

Section 2. *State law:* The Corporation is organized under **Title 36, Chapter 607,617,621 of the Florida State Statutes** and except as otherwise provided herein, the Statutes shall apply to the governance of the Corporation

ARTICLE II - OFFICES

Section 1. *Registered Office and Registered Agent*: The registered office of the Corporation in the State of Florida, shall be 365 Fifth Avenue South, #219, Naples, Florida 34102. The registered agent of the Corporation shall be Paul A Inglese located at 365 Fifth Avenue South, #219, Naples, Florida 34102.

Section 2. *Other Offices*: The Corporation may also have offices at such other places, both within and without the State of Florida, as the Board of Directors or its designee may from time to time determine or the business of the Corporation may require.

ARTICLE III – MEETINGS OF SHAREHOLDERS

Section 1. *Place of Meetings*: Meetings of shareholders shall be held at the principal office of the Corporation or at such place or virtually as may be determined from time to time by the Board of Directors of the Corporation.

Section 2. *Annual Meetings*: Each year, the Corporation shall hold an annual meeting of shareholders on such date and at such time as shall be determined from time to time by the Board of Directors, at which meeting shareholders shall elect a Board of Directors as per Article IV section 3 and transact any other business as may properly be brought before the meeting.

Section 3. *Special Meetings*: Special meetings of the shareholders, for any purpose or purposes, may be called at any time by the CEO of the Corporation, or the Board of Directors, or shareholders holding at least ten percent (10%) of the issued and outstanding voting stock of the Corporation. Business transacted at any special meeting shall be confined to the purpose or purposes set forth in the notice of the special meeting.

Section 4. *Notice of Meetings*:   Whenever shareholders are required to permitted to take any action at a meeting, a written notice of the meeting shall be provided to each shareholder of record entitled to vote at or entitled to notice of the meeting, which shall state the place, date, and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each shareholder entitled to vote at such meeting.

Section 5. *Quorum at Meetings:* Shareholders may take action on a matter at a meeting only if a quorum exists with respect to that matter. Except as otherwise provided by law, a majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. Once a share is represented for an purpose at a meeting (other than solely to object to the holding of the meeting), it is deemed present for quorum purposes for the remainder of the meeting and the shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of sufficient shareholders to leave less than a quorum. The holders of a majority of the outstanding shares represented at a meeting, whether or not a quorum is present, may adjourn the meeting from time to time.

Section 6. *Proxies:* Each shareholder entitled to vote at a meeting of shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to vote for him or her by proxy, but no such proxy shall be voted or acted upon after one year from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. Except as otherwise provided herein or by law, every proxy is revocable at the pleasure of the shareholder executing it by communicating such revocation, in writing, to the Secretary of the Corporation.

Section 7. *Voting at Meetings*: If a quorum exists, action on a matter (other than the election of directors) is approved if the votes cast favoring the action exceed the votes cast opposing the action. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election (provided a quorum exists). Unless otherwise provided by law or in the Corporation's Articles of Incorporation, and subject to other provisions of these Bylaws, each shareholder shall be entitled to one vote on each matter, in person, virtually with ID Verification, or by proxy, for each share of the Corporation's capital stock that has voting power and that is held by such shareholder. Voting need not be by written ballot.

Section 8. *List of Shareholders:* The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before any meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged alphabetically, and showing the address of each shareholder and the number of shares held by each shareholder. The list shall be open to the examination of any shareholder for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days before the meeting, either at a place in the city where the meeting is to be held, which place must be specified in the notice of the meeting, or at the place where the meeting is to be held. The list shall also be produced and kept available at the time and place of the meeting, for the entire duration of the meeting, and may be inspected by any shareholder present at the meeting.

Section 9. *Consent in Lieu of Meetings:* Any action required to be taken or which may be taken at any meeting of shareholders, whether annual or special, may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shareholders entitled to vote were present and voted. The action must be evidenced by one or more written consents, describing the action taken, signed and dated by the shareholders entitled to take action without a meeting, and delivered to the Corporation at its registered office or to the officer having charge of the Corporation's minute book.

No consent shall be effective to take the corporate action referred to in the consent unless the number of consents required to take action are delivered to the Corporation or to the officer having charge of its minute book within sixty days of the delivery of the earliest-dated consent.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous vote shall be given to those shareholders who have not consented in writing.

Section 10. *Conference Call:* One or more shareholders may participate in a meeting of shareholders by means of conference telephone, videoconferencing, or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in this manner shall constitute presence in person at such meeting.

Section 11. *Annual Statement:* The CEO, CFO, and/or the Board of Directors shall present at each annual meeting a full and complete statement of the business and affairs of the corporation for the preceding year.

ARTICLE IV – DIRECTORS

Section 1. *Powers of Directors*: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, which may exercise all such powers of the Corporation and do all lawful acts and things, subject to any limitations set forth in these Bylaws or the Articles of Incorporation for the corporation.

Section 2. *Number, Qualification and Election*: The number of directors shall be set at three (3) with up to and additional four (4) for total of seven (7). Each director shall be at least 18 years of age. The directors need not be residents of the state of incorporation. The directors shall be elected by the shareholders at the annual meeting of shareholders by the vote of shareholders holding of record in the aggregate at least a plurality of the shares of stock of the Corporation present in person or by proxy and entitled to vote at the annual meeting of shareholders. Each director shall be elected for a term of five (5) year(s) until his or her successor shall be elected and shall qualify or until his or her earlier resignation or removal by the Board of Directors.

Section 3. *Nomination of Directors*: From time to time the Board of Directors shall nominate candidates to stand for election as directors; and other candidates may also be nominated by any shareholder of the Corporation, provided such nomination is submitted in writing to the Corporation's Secretary no later than 30 days prior to the meeting of shareholders at which such directors are to be elected, together with the identity of the nominator and the number of shares of the stock of the Corporation owned by the nominator.

Section 4. *Vacancies*: Except as otherwise provided by law, any vacancy in the Board of Directors occurring by reason of an increase in the authorized number of directors or by reason of the death, withdrawal, removal, disqualification, inability to act, or resignation of a director shall be filled by the majority of directors then in office. The successor shall serve the unexpired portion of the term of his or her predecessor. Any director may resign at any time by giving written notice to the Board or the Secretary.

Section 5. *Meetings*:

   a. Regular Meetings: Regular meetings of the Board of Directors shall be held at least four times per year with two weeks' notice and at such time and place as determined by the Board.

   b. Special Meetings: Special meetings of the Board may be called by the Chairperson or the CEO on two days' notice to each director, either personally or by telephone, express delivery service, email, or facsimile transmission, and on four days' notice by mail (effective upon deposit of such notice in the mail). The notice need not specify the purpose of a special meeting.

Section 6. *Quorum and Voting at Meetings*: <u>75% of the total number</u> of authorized directors shall constitute a quorum for transaction of business. The act of a majority of directors' present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as provided by law, the Articles of Incorporation, or these Bylaws. <u>Each director present shall have one vote, irrespective of the number of shares of stock, if any, he or she may hold.</u>

Section 7. *Committees of Directors*. The Board of Directors, by resolution, may create one or more committees, each consisting of one or more Directors. Each such committee shall serve at the pleasure of the Board. All provisions under the Statutes and these Bylaws relating to meetings, action without meetings, notice, and waiver of notice, quorum, and voting requirements of the Board of Directors shall apply to such committees and their members.

Section 8. *Consent in Lieu of Meetings*: Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof, may be taken without a meeting of all members of the Board or committee, as the case may be, consent thereto in writing, such writing or writings to be filed with the minutes or proceedings of the Board or committee.

Section 9. *Conference Call*: One or more directors may participate in meetings of the Board or a committee of the Board by any communication, including videoconference, by means of which all participating directors can simultaneously hear each other during the meeting. Participation in this manner shall constitute presence in person at such meeting.

Section 10. *Compensation:* The Board of Directors shall have the authority to fix the compensation of Directors. A fixed sum and expenses of attendance may be allowed for attendance at each regular or special meeting of the Board. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 11. *Removal of Directors:* Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

ARTICLE V -- OFFICERS

Section 1. *Positions:* The officers of the Corporation shall be a Chairperson / CEO, a Secretary, and a Treasurer / Chief Financial Officer, and such other officers as the Board may from time to time appoint, including one or more Vice Presidents and such other officers as it deems advisable. Each such officer shall exercise such powers and perform such duties as shall be set forth herein and such other powers and duties as may be specified from time to time by the Board of Directors. The officers of the Corporation shall be elected by the Board of Directors. Each of the Chairperson / CEO, CFO, and other Executives or Vice Presidents may execute bonds, mortgages, and other documents under the seal of the Corporation, except where required or permitted by law to be otherwise executed and except where execution thereof shall be expressly delegated by the Board to some other officer or agent of the Corporation.

Section 2. *Chairperson / CEO*: The Chairperson shall have overall responsibility and authority for management and operations of the Corporation, shall preside at all meetings of the Board of Directors and shareholders, and shall ensure that all orders and resolutions of the Board of Directors and shareholders are implemented. The CEO is responsible for the overall execution and operation of the Corporation.

Section 3. *Secretary*: The Secretary shall attend all meetings of the Board and all meetings of the shareholders and shall act as clerk thereof, and record all the votes of the Corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of Directors when required. The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or CEO, and under whose supervision the Secretary shall be. The Secretary shall maintain the records, minutes, and seal of the Corporation and may attest any instruments signed by any other officer of the Corporation.

Section 4. *Treasurer / CFO:* The Treasurer shall be the Chief Financial Officer (CFO) of the Corporation, shall have responsibility for the custody of the corporate funds and securities, shall keep full and accurate records and accounts of receipts and disbursements in books belonging to the Corporation, and shall keep the monies of the Corporation in a separate account in the name of the Corporation. The Treasurer shall provide to the CEO and directors, at the regular meetings of the Board, or whenever requested by the Board, an account of all financial transactions and of the financial condition of the Corporation.

Section 6. *Term of Office*: The officers of the Corporation shall hold office until their successors are chosen and have qualified or until their earlier resignation or removal. Any officer or agent elected or appointed by the Board may be removed at any time, with or without cause, by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office as a result of death, resignation, removal, or otherwise, shall be filled for the unexpired portion of the term by a majority vote of the Board of Directors.

Section 7. *Compensation*: The compensation of officers of the Corporation shall be fixed by the Board of Directors.

ARTICLE VI – CAPITAL STOCK

Section 1. *Stock Certificates / Stock Escrow Receipts*: The shares of the Corporation shall be represented by stock certificates, provided that the Board of Directors may provide by resolution that some or all of any or all classes or series of the stock of the Corporation shall be uncertificated shares. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates and, upon request, every holder of uncertificated shares, shall be entitled to have a certificate signed in the name of the Corporation, by the Chairperson, CEO, and by the Treasurer or Secretary. Any or all of the signatures on the certificate may be by facsimile. The stock certificates of the Corporation shall be numbered and registered in the share ledger and transfer books of the Corporation as they are issued and shall bear the corporate seal.

For the purposes of managing stock certificates the Corporation will retain the stock certificates and will provide to each shareholder on record a stock escrow receipt outlining the number of shares owned, certificate number, and official signature of the Chairperson and/or CEO, and by the Treasurer or Secretary.

Section 2. *Lost Certificates*: The Corporation may issue a new certificate of stock or stock escrow receipt in place of any certificate or stock escrow receipt thereto for issued and alleged to have been lost, stolen, or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate or stock escrow receipt, or his or her legal representative, to make an affidavit of that fact, and the Corporation may require indemnity against any claim that may be made against the Corporation on account of the alleged loss, theft, or destruction of any such certificate or the issuance of such new certificate or stock escrow receipt.

Section 3. *Transfers*: Transfers of shares shall be made on the books of the Corporation upon surrender and cancellation of the certificates or stock escrow receipt therefore, endorsed by the person named in the certificate or by his or her legal representative. No transfer shall be made which is inconsistent with any provision of law, the Articles of Incorporation for the Corporation, or these Bylaws.

Section 4. *Record Date*: In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders, or any adjournment thereof, or to take action without a meeting, or to receive payment of any dividend or other distribution, or to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and shall not be less than ten nor more than fifty days before the meeting or action requiring a determination of shareholders.

If no record date is fixed by the Board of Directors:

a. for determining shareholders entitled to notice of or to vote at a meeting, the record date shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held or other action taken;

b. For determining shareholders entitled to consent to corporate action without a meeting, the record date shall be the day on which the first written consent is delivered to the Corporation in accordance with these Bylaws; and

c. For determining shareholders for any other purpose, the record date shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE VII -- DIVIDENDS

Section 1. *Dividends*: The Board of Directors may declare and pay dividends upon the outstanding shares of the Corporation, from time to time and to such extent as the Board deems advisable, in the manner and upon the terms and conditions provided by law and the Articles of Incorporation of the Corporation.

Section 2. *Reserves*: The Board of Directors may set apart, out of the funds of the Corporation available for dividends, said sum as the directors, from time to time, in their absolute discretion, think proper as a reserve fund for any proper purpose. The Board of Directors may abolish any such reserve in the manner it was created.

ARTICLE VIII – GENERAL PROVISIONS

Section 1. *Insurance and Indemnity:* The Corporation may purchase and maintain insurance in a reasonable amount on behalf of any person who is or was a director, officer, agent, or employee of the Corporation against liability asserted against or incurred by such person in such capacity or arising from such person's status as such. Subject to applicable statute, any person made or threatened to be made a party to any action, suit, or proceeding, by reason of the fact that he or she, his or her testator or intestate representative, is or was a director, officer, agent, or employee of the Corporation, shall be indemnified by the Corporation against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him or her in connection with such an action, suit, or proceeding. Notwithstanding the foregoing, no indemnification shall be made by the Corporation of judgment or other final determination establishes that the potential indemnificatee's acts were committed in bad faith or were the result of active or deliberate fraud or dishonesty or clear and gross negligence.

Section 2. *Corporate Records*: Any shareholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Corporation's stock ledger, a list of its shareholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a shareholder. In every instance in which an attorney or other agent shall be the person seeking the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing authorizing the attorney or other agent to so act on behalf of the shareholder.

The demand under oath shall be directed to the Corporation at its registered office or its principal place of business.

Section 3. *Fiscal Year:* The fiscal year of the Corporation shall be the calendar year.

Section 4. *Seal*: The corporate seal shall be in such form as the Board of Directors shall approve. The seal may be used by causing it or a facsimile thereof to be impressed, affixed, or otherwise reproduced.

Section 5. *Execution of Instruments*: All contracts, checks, drafts, or demands for money and notes and other instruments or rights of any nature of the Corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 6. *Notice*: Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the United States mail, or by email, or facsimile, charges prepaid, to his or her address appearing in the books of the Corporation, or supplied by him or her to the Corporation for the purpose of notice. If the notice is sent by mail it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail. If the notice is sent by facsimile, it shall be deemed to have been given at the date and time shown on a written confirmation of the transmission of such facsimile communication. If such notice is related to a meeting, the notice shall specify the place, day, and hour of the meeting, and, in the case of a special meeting of shareholders, the purpose of and general nature of the business to be transacted at such special meeting.

Section 7. *Waiver of Notice*: Whenever any written notice is required by law, or by the Articles of Incorporation or by these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

Except in the case of a special meeting of shareholders, neither the business to be conducted at nor the purpose of the meeting need be specified in the waiver of notice of the meeting. Attendance of a person either in person or by proxy, at any meeting, shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully convened or called.

Section 8. *Amendments*: The Board of Directors shall have the power to make, adopt, alter, amend, and repeal from time to time the Bylaws of the Corporation except that the adoption, amendment, or repeal of any Bylaw regulating the election of directors shall be subject to the vote of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast at any regular or special meeting of the shareholders, duly convened after notice to the shareholders of that purpose.

The foregoing Bylaws were adopted by the Board of Directors on
June 12th, 2020   .

SECRETARY'S SIGNATURE

SECRETARY (PRINT)

Scott Foster

SHAREHOLDER'S NAME	NUMBER (#) OF SHARES
Paul Inglese	12,000,000
Scott Foster	2,000,000
Dwaine Parker	2,000,000
Rolf Schmelzer	2,000,000
Kliton Agolli	1,000,000
Damon Stern	1,000,000